Templeton Russia and East European Fund, Inc.

300 S.E. 2nd Street

Fort Lauderdale, FL 33301-1923

tel 954.527.7500

fax 954.847.2288

September 14, 2015

Filed via EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Templeton Russia and East European Fund, Inc (“TRF”)

                         (File Nos. 333-84676, 811-08788)

Dear Ms. Rossotto:

            On behalf of TRF, submitted under the EDGAR system are TRF’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Tara E. Gormel, Esq. on July 30, 2015 with regard to the Preliminary Proxy Statement (the “Proxy Statement”) and other materials filed with the Commission on July 20, 2015 in connection with the annual meeting of shareholders of TRF scheduled to be held on or about September 24, 2015.

            Each comment from the Staff is summarized below, followed by TRF’s response to the comment. Terms not defined herein shall have the meaning set forth for such terms in the Proxy Statement.

1.         Comment:        With respect to the question “May I attend the Meeting in Person?” under the heading “Information about Voting?” provide examples of acceptable proof of share ownership.

                        Response:         The requested disclosure has been added.

2.         Comment:        With respect to Proposal 1, the discussion under the heading  “Who are the nominees and Directors?” states that “These individuals have been nominated for a three-year term, set to expire at the 2018 Annual Meeting of Shareholders.” Please clarify that the term is in addition to the term the nominees are currently serving.

                        Response:         The requested disclosure has been added.

3.         Comment:        Please disclose how to obtain TRF’s latest audited financial statements and annual report free of charge.

# 1399479  v. 3

Response:         Registrant refers to “Other Matters” under the heading “Additional Information about the Fund “of the Proxy Statement in the July 20, 2015 filing.

            TRF acknowledges that: (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; and (iii) TRF may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact Tara Gormel, Assistant Corporate Counsel, at 954-527-7583 if you have any questions or wish to discuss the responses presented above.

                                                            Very truly yours,

                                                            /s/LORI A. WEBER

                                                            Lori A. Weber

                                                            Vice President and Secretary